Exhibit 99.1

STRICTLY PRIVATE AND CONFIDENTIAL

June 27, 2007

Northern Orion Resources Inc.

1075 West Georgia Street, Ste. 250
Vancouver, B.C. V6C 3C9

Attention:              David Cohen, President and Chief Executive Officer

Dear Mr. Cohen:

This letter is to set out our agreement with respect to the proposed acquisition of all of the issued and outstanding securities of Northern Orion Resources Inc. (“Northern Orion”) by Yamana Gold Inc. (“Yamana”) pursuant to a transaction (the “Transaction”) whereby the holders of common shares of Northern Orion will receive common shares of Yamana on the basis of 0.543 of a common share of Yamana (the “Exchange Ratio”), or the Exchange Ratio and nominal cash consideration, for each one common share of Northern Orion. While we anticipate that the Transaction will be structured as a statutory plan of arrangement of Northern Orion, the steps in the plan of arrangement will be mutually determined by Yamana and Northern Orion based on tax, securities and corporate law and other considerations. The parties may consider an alternative form of transaction provided there are no material adverse tax or other consequences to Yamana, Northern Orion or shareholders of Northern Orion. Yamana intends to announce, on the date hereof, an offer (the “Meridian Offer”) to acquire all of the outstanding common shares of Meridian Gold Inc. (“Meridian”). The completion of the Transaction is subject to a mutual condition that not less than 66 2/3% of the issued and outstanding common shares of Meridian (calculated on a fully-diluted basis) are tendered to the Meridian Offer.

1.             Basis of Transaction:

(a)       Northern Orion Securities:  There are currently outstanding 154,087,161 common shares of Northern Orion and options, warrants, convertible or exchangeable securities and other rights to acquire common shares of Northern Orion which entitle the holders thereof to acquire 69,139,350 common shares of Northern Orion at prices ranging between $1.35 and $6.00 and terminating no later than April 2, 2014, particulars of which are set

Yamana Gold Inc.

150 York Street, Suite 1102, Toronto, ON, Canada, M5H 3S5 Tel: 416 815-0220 Fax: 416 815-0021

Website: www.yamana.com

out in a memorandum executed and delivered by each of Northern Orion and Yamana and dated the date of this agreement (the “Disclosure Memorandum”). No additional securities (excluding common shares issuable pursuant to currently outstanding securities) of Northern Orion shall be issued, and none of the terms of any of the currently outstanding securities of Northern Orion shall be amended, prior to the completion of the Transaction. Each outstanding option, warrant, convertible and exchangeable security and any other right to acquire common shares of Northern Orion shall entitle, or shall be exchanged for an option, warrant, convertible or exchangeable security or other right of Yamana that shall entitle, the holder thereof to receive upon the exercise, exchange or conversion thereof 0.543 of a common share of Yamana in lieu of one common share of Northern Orion and on the same other terms and conditions as the original option, warrant, convertible or exchangeable security or other right to acquire a common share of Northern Orion.

(b)       Yamana Securities:  There are currently outstanding 355,188,526 common shares of Yamana and options, warrants, convertible or exchangeable securities and other rights to acquire common shares of Yamana which entitle the holders thereof to acquire an aggregate of 27,498,522 common shares of Yamana at prices ranging between $1.29 and $19.08 and terminating no later than May 12, 2015. No additional securities (excluding common shares issuable pursuant to currently outstanding securities) of Yamana shall be issued, and none of the terms of any of the currently outstanding securities of Yamana shall be amended, prior to the completion of the Transaction.

(c)       Board of Directors and Management: The current officers and senior management of Yamana will continue to hold the same offices and positions with Yamana after the closing of the Transaction.

(d)       Head Office:  The head office of Yamana shall remain at 150 York Street, Suite 1102, Toronto, Ontario.

(e)       Name:  The name of Yamana shall remain as “Yamana Gold Inc.”.

2.             Access to Information

(a)       Each of Yamana and Northern Orion and their respective accountants, legal counsel, technical and financial advisors and other representatives thereof shall be entitled to, subject to obtaining any necessary consents, have full access during normal business hours to all properties, information and records relating to the other of them, including, but not limited to, all related facilities, buildings, equipment, assets, drill cores, assay results, maps and diagrams, books, contracts, financial statements, forecasts, financial projections, studies, records, operating permits and licences and any other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) or materials of any nature whatsoever.

(b)       Until the completion of the Transaction, each of Yamana and Northern Orion shall notify the other of them of any significant development or material change relating thereto promptly after becoming aware of any such development or change.

3.             Definitive Agreement:

Yamana and Northern Orion agree to negotiate in good faith and use their best efforts to enter into a definitive agreement providing for the Transaction and consistent with the terms hereof (the “Definitive Agreement”) on or before July 14, 2007 (with the date of execution of the Definitive Agreement being the “Definitive Agreement Date”). The Definitive Agreement shall be in form and substance satisfactory to each of Yamana and Northern Orion and shall include customary terms and conditions consistent with industry practice, including representations and warranties, covenants, conditions and completion mechanics (including, without limitation, the representations and warranties, covenants, conditions and completion mechanics contained in this agreement to the extent still applicable), for a transaction of the nature of the Transaction, including a prohibition on Northern Orion seeking alternative offers (subject to Northern Orion being able to respond to unsolicited bona fide offers in accordance with its fiduciary obligations), the right to match any competing offer and a recommendation from the Northern Orion board of directors to the Northern Orion shareholders that such shareholders vote in favour of, or tender their common shares of Northern Orion to, the Transaction. The initial draft of the Definitive Agreement shall be prepared by counsel to Yamana.

4.             Representations and Warranties of Yamana:

Yamana hereby represents and warrants to and in favour of Northern Orion as follows and acknowledges that Northern Orion is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)       Yamana and each of its subsidiaries (collectively the “Yamana Group”) is a validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power, authority and capacity and holds all material licenses and permits required for the Yamana Group, to own or lease its property and assets and to carry on its business as now conducted by it except where the failure to hold such licenses or permits individually or in the aggregate would not reasonably be expected to have a material adverse effect on the Yamana Group.

(b)       Neither the execution and delivery of this agreement by Yamana nor the consummation of the Transaction will conflict with or result in:

(i)            a violation, contravention or breach of any of the terms, conditions or provisions of any agreement or instrument to which the Yamana Group is a party or by which the Yamana Group is bound or constitute a default by the Yamana Group thereunder, or under any statute, regulation, judgment, decree or law to which the Yamana Group is subject or bound, or result in the creation or imposition of any mortgage, lien, charge or encumbrance of any nature whatsoever (collectively “Encumbrances” and individually an “Encumbrance”) upon the assets of the Yamana Group; or

(ii)           a violation by the Yamana Group of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over the Yamana Group,

other than any such violations, contraventions, breaches, defaults or Encumbrances that individually or in the aggregate would not reasonably be expected to have a material adverse effect on the Yamana Group.

(c)       Other than disclosed by Yamana in the Disclosure Memorandum, no person (which word shall be given the broadest interpretation possible in this agreement) has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Yamana Group of any of the material assets of the Yamana Group.

(d)       Yamana has all necessary power, authority and capacity to enter into this agreement and all other agreements and instruments to be executed by Yamana as contemplated by this agreement and to carry out the obligations thereof under this agreement and such other agreements and instruments.

(e)       The execution and delivery of this agreement have been authorized by all necessary corporate action of Yamana and this agreement constitutes a valid and binding obligation of Yamana enforceable against it in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(f)        Yamana has not entered into any agreement that would entitle any person to any valid claim against Northern Orion or Yamana for a financial advisory fee, broker’s commission, finder’s fee or any like payment in respect of the Transaction or any other matter contemplated by this agreement except as disclosed by Yamana in the Disclosure Memorandum.

(g)       The audited consolidated financial statements of Yamana for the year ended December 31, 2006 have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that for the audited consolidated financial statements of Yamana for the year ended December 31 2005, are true, correct and complete in all material respects and present fairly the financial condition of Yamana as at December 31, 2006, including assets and liabilities as at December 31, 2006 and revenues, expenses and results of operations of Yamana for the year ended December 31, 2006.

(h)       The unaudited interim consolidated financial statements of Yamana for the three months ended March 31, 2007 have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that for the unaudited interim consolidated financial statements of Yamana for the three months ended March 31, 2006, are true, correct and complete in all material respects and present fairly the financial condition of Yamana as at March 31, 2006, including assets and liabilities as at March 31, 2007 and revenues, expenses and results of operations of Yamana for the three months ended March 31, 2007.

(i)        Yamana is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Yamana, no investigation or other proceedings involving Yamana which may operate to prevent or restrict trading of any securities of Yamana are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

(j)        As of the date hereof, there are 355,188,526 common shares of Yamana outstanding and there are no options, warrants, or other securities of Yamana convertible into or exchangeable for, or other rights to acquire, common shares of Yamana outstanding and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of Yamana other than outstanding options, warrants and other rights to acquire an aggregate of 27,498,522 common shares of Yamana.

(k)       Yamana does not have any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in its latest publicly-disclosed financial statements.

(l)        There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Yamana, threatened against the Yamana Group before any court, regulatory or administrative agency or tribunal.

(m)       Other than as publicly disclosed, there are no actions, suits or other legal proceedings currently pending, or to the knowledge of Yamana, threatened against the Yamana Group which individually or in the aggregate have, or could reasonably be expected to have, a material adverse effect on the Yamana Group.

(n)       Yamana is current in the filing of all public disclosure documents required to be filed by Yamana under applicable securities laws and stock exchange rules, there are no filings that have been made on a confidential basis and all of such filings comply with the requirements of all applicable securities laws and the rules, policies and instruments of all regulatory or administrative bodies having jurisdiction over Yamana, except where such non-compliance has not and would not reasonably be expected to have a material adverse effect on the Yamana Group.

(o)       The common shares of Yamana are listed and posted for trading on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange and on the London Stock Exchange.

(p)       Yamana has, and will continue to have while the Meridian Offer is outstanding, sufficient cash resources and existing credit facilities to fund the cash portion of the Meridian consideration which will not be funded by the Loan.

5.             Representations and Warranties of Northern Orion:

Northern Orion hereby represents and warrants to and in favour of Yamana as follows and acknowledges that Yamana is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)       Northern Orion and each of its subsidiaries (collectively the “Northern Orion Group”) is a validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power and capacity, and holds all material licenses and permits required for the Northern Orion Group, to own or lease its property and assets and to carry on its business as now conducted by it except where the failure to hold such licenses or permits individually or in the aggregate would not reasonably be expected to have a material adverse effect on the Northern Orion Group.

(b)       Neither the execution and delivery of this agreement by Northern Orion nor the consummation of the Transaction will conflict with or result in:

(i)            a violation, contravention or breach of any of the terms, conditions or provisions of any agreement or instrument to which the Northern Orion Group is a party or by which the Northern Orion Group is bound or constitute a default by the Northern Orion Group thereunder, or under any statute, regulation, judgment, decree or law by which the Northern Orion Group is subject or bound, or result in the creation or imposition of any Encumbrance upon the assets of the Northern Orion Group; or

(ii)           a violation by the Northern Orion Group of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over the Northern Orion Group, other than any such violations, contraventions, breaches, defaults or Encumbrances that individually or in the aggregate would not reasonably be expected to have a material adverse effect on the Northern Orion Group.

(c)       As at the date of this letter agreement other than disclosed by Northern Orion in the Disclosure Memorandum, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Northern Orion Group of any of the material assets of the Northern Orion Group.

(d)       Northern Orion has all necessary power, authority and capacity to enter into this agreement and all other agreements and instruments to be executed by Northern Orion as contemplated by this agreement and to carry out the obligations thereof under this agreement and such other agreements and instruments.

(e)       The execution and delivery of this agreement have been authorized by all necessary corporate action of Northern Orion and this agreement constitutes a valid and binding obligation of Northern Orion enforceable against it in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(f)        Northern Orion has not entered into any agreement that would entitle any person to any valid claim against Yamana or Northern Orion for a financial advisory fee, broker’s commission, finder’s fee or any like payment in respect of the Transaction or any other matter contemplated by this agreement except for financial advisory fees disclosed in the Disclosure Memorandum.

(g)       The audited consolidated financial statements of Northern Orion for the year ended December 31, 2006 have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that for the audited consolidated financial statements of Northern Orion for the year ended December 31, 2005, are true, correct and complete in all material respects and present fairly the financial condition of Northern Orion as at December 31, 2006, including assets and liabilities as at December 31, 2006 and revenues, expenses and results of operations of Northern Orion for the year ended December 31, 2006.

(h)       The unaudited interim consolidated financial statements of Northern Orion for the three months ended March 31, 2007 have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that for the unaudited interim consolidated financial statements of Northern Orion for the three months ended March 31, 2006, are true, correct and complete in all material respects and present fairly the financial condition of Northern Orion as at March 31, 2007, including assets and liabilities as at March 31, 2007 and revenues, expenses and results of operations of Northern Orion for the three months ended March 31, 2007.

(i)        Northern Orion is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Northern Orion, no investigation or other proceedings involving Northern Orion which may operate to prevent or restrict trading of any securities of Northern Orion are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

(j)        As of the date hereof, there are 154,087,161 common shares of Northern Orion outstanding and there are no options, warrants, or other securities of Northern Orion convertible into or exchangeable for, or other rights to acquire, common shares of Northern Orion outstanding and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of Northern Orion other than outstanding options, warrants and other rights to acquire an aggregate of approximately 69,139,350 common shares of Northern Orion, particulars of which are set out in the Disclosure Memorandum.

(k)       Northern Orion does not have any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in its latest publicly-disclosed financial statements.

(l)        There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Northern Orion, threatened against the Northern Orion Group before any court, regulatory or administrative agency or tribunal.

(m)      Other than as publicly disclosed, there are no actions, suits or other legal proceedings currently pending, or to the knowledge of Northern Orion, threatened against the Northern Orion Group.

(n)       Northern Orion is current in the filing of all public disclosure documents required to be filed by Northern Orion under applicable securities laws and stock exchange rules, there are no filings that have been made on a confidential basis and all of such filings comply with the requirements of all applicable securities laws and the rules, policies and instruments of all regulatory or administrative bodies having jurisdiction over Northern Orion, except where such non-compliance has not and would not reasonably be expected to have a material adverse effect on the Northern Orion Group.

(o)       The board of directors of Northern Orion has received an opinion, based upon and subject to customary and transaction specific assumptions and conditions, from GMP Securities Ltd., that the Exchange Ratio is fair, from a financial point of view, to shareholders of Northern Orion.

(p)       The common shares of Northern Orion are listed and posted for trading on the TSX and the American Stock Exchange.

(q)       The sum of financial advisory fees, broker’s commissions, finder’s fees, like payments and any change of control or severance payments that are payable as a result of the announcement or completion of the Transaction shall not exceed the amount disclosed by Northern Orion in the Disclosure Memorandum.

6.             Covenants of Yamana:

Yamana hereby covenants and agrees with Northern Orion as follows:

(a)       Subject to obtaining any required consents, Yamana will promptly provide Northern Orion with any information in the possession or control of Yamana and relating to the Yamana Group and, subject to confidentiality obligations, to Meridian and Meridian’s affiliates requested by Northern Orion or its counsel so that Northern Orion may complete its due diligence investigations of the Yamana Group.

(b)       Yamana will use its commercially reasonable best efforts to satisfy all of the conditions precedent to the completion of the Transaction and will use its commercially reasonable best efforts to apply for and obtain, and will cooperate with Northern Orion in applying for and obtaining, the consents, orders and approvals necessary for Yamana or Northern Orion, respectively, to complete the Transaction.

(c)       If Yamana determines that shareholders of Yamana are required to approve the Transaction by any applicable law, any securities regulatory authority or any stock exchange, Yamana will convene and hold a meeting of the shareholders thereof for the purpose of considering the Transaction as soon as reasonably practicable and, in any event, no later than the date of the Northern Orion Meeting (as hereinafter defined) and in connection therewith, as promptly as reasonably practicable, Yamana shall prepare a management information circular (the “Yamana Circular”) together with any other documents required by applicable laws in connection with the approval of the Transaction and Yamana shall give Northern Orion the opportunity to review and comment on the Yamana Circular and all such other documents and the Yamana Circular and all such other documents shall be reasonably satisfactory to Northern Orion before they are filed or distributed to the shareholders of Yamana.

(d)       Yamana shall ensure that the Yamana Circular complies with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the Yamana Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Northern Orion or Meridian).

(e)       Yamana shall promptly furnish to Northern Orion all information concerning Yamana and Meridian as may be required for the preparation of the Northern Orion Circular (as hereinafter defined) and hereby covenants that no information furnished by Yamana in connection therewith or otherwise in connection with the consummation of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided.

(f)        Yamana shall conduct the business thereof only in, and shall not take any action except in the usual, ordinary and regular course of business of Yamana, except as contemplated in this agreement.

(g)       Yamana shall not, except as provided for in this agreement, without prior consultation with and the consent of Northern Orion, such consent not to be unreasonably withheld, directly or indirectly do, agree to do, or permit to occur any of the following: (i) amend the rights, privileges and restrictions attaching to the common shares of Yamana; (ii) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of Yamana other than quarterly dividends in the amount of US$0.01 per common share or such other amount as may be determined by Yamana from time to time; (iii) split, combine or reclassify any of the shares of Yamana; or (iv) repurchase, redeem, or otherwise acquire, directly or indirectly, any shares of Yamana; or (v) put the transactions contemplated by this agreement to a vote of its shareholders unless it is advised in writing by outside counsel that it is required by applicable law, court order or stock exchange rule to do so.

(h)       Yamana shall use commercially reasonable best efforts to cause the common shares of Yamana to be issued to holders of Northern Orion common shares in connection with the Transaction to be listed on all exchanges on which the Yamana common shares are listed and either (i) cause the existing warrants of Northern Orion listed on the TSX to remain listed on the TSX or (ii) cause the Yamana warrants to be issued to warrantholders of Northern Orion in connection with the Transaction in exchange for existing warrants of Northern Orion listed on the TSX to be listed on the TSX.

7.             Covenants of Northern Orion:

Northern Orion hereby covenants and agrees with Yamana as follows:

(a)       Subject to obtaining any required consents, Northern Orion will promptly provide Yamana with any information in the possession or control of Northern Orion and relating to the Northern Orion Group requested by Yamana or its counsel so that Yamana may complete its due diligence investigations of the Northern Orion Group.

(b)       Northern Orion will use its commercially reasonable best efforts to satisfy all of the conditions precedent to the completion of the Transaction and will use its commercially reasonable best efforts to apply for and obtain, and will cooperate with Yamana in applying for and obtaining, the consents, orders and approvals necessary for Northern Orion or Yamana, respectively, to complete the Transaction.

(c)       If required by any applicable law or any securities regulatory authority or if considered desirable by the board of directors of Northern Orion, Northern Orion will convene and hold a special meeting of the shareholders thereof for the purpose of considering the Transaction (“Northern Orion Meeting”) on the later of (i) August 24, 2007, and (ii) the last business day prior to the later of the date that is 35 days following the date on which Yamana commences the Meridian Offer and the expiry date of the Meridian Offer, provided that if the expiry date of the Meridian Offer is extended, Northern Orion shall be entitled to adjourn the Northern Orion Meeting to the last business day prior to such extended expiry date and any subsequent extended expiry date, as applicable or such later date as may be required by any applicable law, any securities regulatory authority or any stock exchange. If, subsequent to the Northern Orion Meeting, the Meridian Offer is varied or extended and as a consequence thereof Northern Orion makes a Change in Northern Orion Recommendation, Northern Orion shall be entitled to call and hold a further special meeting of Northern Orion shareholders to re-consider and vote on the Transaction (a “Post-Amendment Meeting”) if, in the good faith judgement of the board of directors of Northern Orion, after consultation with outside counsel, such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable laws. In connection with the Northern Orion Meeting, as promptly as reasonably practicable, Northern Orion shall prepare a management information circular including amendments thereto required as a result of the adjournment of the Northern Orion shareholders meeting (the “Northern Orion Circular”) together with any other documents required by applicable laws in connection with the approval of the Transaction and Northern Orion shall give Yamana the opportunity to review and comment on the Northern Orion Circular and all such other documents and the Northern Orion Circular and all such other documents shall be reasonably satisfactory to Yamana, acting reasonably, before they are filed or distributed to the shareholders of Northern Orion.

(d)       Northern Orion shall ensure that the Northern Orion Circular complies with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the Northern Orion Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Yamana or Meridian).

(e)       Northern Orion shall promptly furnish to Yamana all information concerning Northern Orion as may be required for the preparation of the Yamana Circular or the offer circular relating to the Meridian Offer (the “Meridian Offer Circular”) and hereby covenants that no information furnished by Northern Orion in connection therewith or otherwise in connection with the consummation of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided.

(f)        Northern Orion shall conduct the business thereof only in, and shall not take any action except in the usual, ordinary and regular course of business of Northern Orion and consistent with past practices of Northern Orion or as contemplated in the Disclosure Memorandum.

(g)       Northern Orion shall not, directly or indirectly, and it shall cause its subsidiaries not to, without prior consultation with and the consent of Yamana, do any of the following: (i) sell, pledge, dispose of or encumber any assets except as contemplated and in accordance with paragraph 7(f) above; (ii) acquire by any means any corporation, partnership or other business organization or division thereof, or make any investment, other than in the usual and ordinary course of business; (iii) acquire any material assets; (iv) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances other than to its direct or indirect subsidiaries in the ordinary course of business and consistent with past practice; (v) authorize, recommend or propose any release or relinquishment of any standstill agreement or of any other material contractual right; (vi) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (vii) enter into or terminate any hedges, swaps or other similar financial instruments or transactions; (viii) enter into any agreements with its directors or officers or their respective affiliates; or (ix) authorize, propose, permit or agree to any of the above.

(h)       Northern Orion shall not, except as provided for in this agreement, without prior consultation with and the consent of Yamana, directly or indirectly do, agree to do, or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of Northern Orion; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Northern Orion, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of Northern Orion (other than common shares issuable upon the exercise of currently outstanding options and warrants); (iv) redeem, purchase or otherwise acquire any of the outstanding shares of Northern Orion or other securities; (v) split, combine or reclassify any of the shares of Northern Orion; (vi) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of the subsidiaries or adopt any plan of liquidation; or (vii) reduce its stated capital.

(i)        Northern Orion shall not, and it shall cause its subsidiaries not to, without prior consultation with and the consent of Yamana, such consent not to be unreasonably withheld, enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than: (i) ordinary course expenditures including budgeted expenditures relating to the development of the Agua Rica project as disclosed in writing to Yamana; (ii) expenditures required by law; (iii) expenditures made in connection with transactions contemplated in this agreement, and (iv) capital expenditures required to prevent the occurrence of a material adverse effect.

(j)       Northern Orion will encourage those employees of Northern Orion designated by Yamana to enter into employment agreements with Yamana prior to the Completion Deadline provided that the compensation and terms of such employment agreements are no less favourable than those under which such employees are currently employed by Northern Orion.

(k)      Northern Orion will obtain a letter agreement dated the date hereof (collectively, the “Support Agreements”) from each of the directors and those officers of Northern Orion designated by Yamana pursuant to which they will agree to vote their common shares of Northern Orion in favour of the Transaction, which Support Agreements will be superseded and replaced by definitive support agreements executed by such directors and officers on the date of the Definitive Agreement.

8.             Mutual Conditions of Transaction:

The obligations of Yamana and Northern Orion to complete the Transaction shall be subject to the satisfaction of, among others, the following mutual conditions:

(a)       Mutually acceptable and legally enforceable agreements and other documents, including the Definitive Agreement (collectively the “Transaction Documents”), shall have been entered into to give effect to the Transaction, with the Transaction Documents to contain customary and detailed conditions precedent, representations and warranties, covenants and provisions dealing with the mechanics of completing the Transaction as are typical for a transaction similar in nature to the Transaction.

(b)       If required by any applicable law or any securities regulatory authority or any stock exchange, the shareholders of Northern Orion shall have approved the Transaction and approved or consented to such other matters as either Northern Orion or Yamana shall consider necessary or desirable in connection with the Transaction in the manner required thereby.

(c)       If outside counsel advises Yamana that shareholders of Yamana are required to approve the Transaction by any applicable law, any court order, any securities regulatory authority or any stock exchange, the shareholders of Yamana shall have approved the Transaction and approved or consented to such other matters as Yamana shall consider necessary or desirable in connection with the Transaction in the manner required thereby.

(d)       Not less than 66 2/3% of the issued and outstanding common shares of Meridian (calculated on a fully-diluted basis) shall have been deposited to the Meridian Offer and not withdrawn as of the time of expiry of the Meridian Offer and all other conditions to the Meridian Offer shall have been satisfied or waived.

(e)       All governmental, court, regulatory, third person and other approvals, consents, waivers, orders, exemptions, agreements and all amendments and modifications to agreements, indentures and arrangements which either Yamana or Northern Orion shall consider necessary or desirable in connection with the Transaction and not otherwise specifically described in this agreement shall have been obtained in form satisfactory to Yamana and Northern Orion.

(f)        There shall have been no action taken under any applicable law or by any government or governmental or regulatory authority which

(i)            makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction, or

(ii)           results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Transaction which is, or could be, materially adverse to the Yamana Group or the Northern Orion Group, respectively.

(g)       There shall have been no material change in the employment arrangements of any senior officer of Northern Orion or any subsidiary thereof from the date hereof and Northern Orion or any subsidiary thereof shall not have hired any additional senior officers.

(h)       The distribution of the Yamana securities pursuant to the Transaction shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and are not subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to section 2.6 of Multilateral Instrument 45-102).

(i)        The Yamana securities to be issued in the United States in connection with the Transaction shall be registered or exempt from registration requirements under the U.S. Securities Act 1933 as amended (the “1933 Act”) and applicable state securities laws, except with respect to persons deemed “affiliates” under such Act of Yamana prior to completion of the Transaction, the Yamana securities to be distributed in the United States pursuant to the Transaction are not subject to resale restrictions in the United States under the 1933 Act.

9.             Conditions Precedent to the Obligations of Yamana:

The obligations of Yamana to complete the Transaction shall be subject to the satisfaction of, among others, the following conditions:

(a)       Northern Orion shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by Northern Orion prior to the completion of the Transaction.

(b)       The representations and warranties of Northern Orion contained in the Definitive Agreement shall be true and accurate, in all material respects, when made and on and as of the completion of the Transaction with the same force and effect as if they had been made at the completion of the Transaction.

(c)       No change shall have occurred in the capital structure of Northern Orion, including without limitation, changes resulting from the issuance or assumption of debt, the payment of any dividends or other distributions including return of capital, or the making of any new investments other than in the ordinary course of business (based on recent operating history), in each case without the prior written consent of Yamana, such consent not to be unreasonably withheld.

(d)       There shall not have been any event or change that has had or would be reasonably likely to have a material adverse effect on Northern Orion and for the purposes hereof, material adverse effect means a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the Northern Orion Group, taken as a whole, other than any change, effect, event or occurrence: (a) relating to the global economy or securities markets in general; (b) affecting the worldwide gold or copper mining industry in general and which does not have a materially disproportionate effect on the Northern Orion Group, taken as a whole; (c) resulting from changes in the price of gold or copper; (d) relating to the rate at which Canadian dollars can be exchanged for United States dollars; or (e) which is a change in the trading price of the publicly traded securities of Northern Orion immediately following and reasonably attributable to the disclosure of the Transaction and the matters contemplated hereby.

(e)       The Support Agreements shall continue to be in full force and effect and shall not have been terminated except as provided therein.

(f)        Holders of no more than 2% of the outstanding common shares of Northern Orion shall have dissented to the Transaction.

(g)       The Loan Agreement (as hereinafter defined) shall continue to be in full force and effect and shall not have been terminated.

10.           Conditions Precedent to the Obligations of Northern Orion:

The obligations of Northern Orion to complete the Transaction shall be subject to the satisfaction of, among others, the following conditions:

(a)       Yamana shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by Yamana prior to the completion of the Transaction.

(b)       The representations and warranties of Yamana contained in the Definitive Agreement shall be true and accurate, in all material respects, when made and on and as of the completion of the Transaction with the same force and effect as if they had been made at the completion of the Transaction.

(c)       There shall not have been any event or change that has had or would be reasonably likely to have a material adverse effect on Yamana and, for the purposes hereof, material adverse effect means a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the Yamana Group, taken as a whole, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold or copper mining industry in general and which does not have a materially disproportionate effect on the Yamana Group, taken as a whole; (iii) resulting from changes in the price of gold or copper; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars; or (v) which is a change in the trading price of the publicly traded securities of Yamana immediately following and reasonably attributable to the disclosure of the Transaction and the matters contemplated hereby.

(d)       The common shares of Yamana to be issued to holders of Northern Orion common shares in connection with the Transaction shall have been approved for listing on all exchanges on which the Yamana common shares are listed, subject to official notice of issuance and other normal conditions and either (i) the existing warrants of Northern Orion listed on the TSX shall remain listed on the TSX or (ii) the warrants of Yamana to be issued to warrantholders of Northern Orion in connection with the Transaction in exchange for existing Warrants of Northern Orion listed on the TSX shall have been approved for listing on the TSX, subject to official notice of issuance and other normal conditions.

11.           Loan

Northern Orion hereby agrees to loan Yamana the amount of US$200 million, on the terms and conditions set out in a term sheet dated the date of this agreement (the “Loan”). The advance of the Loan to Yamana shall not be conditional upon the completion of the Transaction and the Loan Agreement (as hereinafter defined) shall not terminate upon the termination of this agreement or the Definitive Agreement except where such termination is attributable to the material breach by Yamana of its covenants in this agreement or the Definitive Agreement and provided that an Acquisition Proposal has not been publicly announced or made by any person other than Yamana. Yamana shall be entitled to draw down on the Loan in the event that Yamana determines that it will take up and pay for common shares of Meridian deposited to the Meridian Offer, provided that not less than 66 2/3% of the issued and outstanding common shares of Meridian (calculated on a fully-diluted basis) have been deposited to the Meridian Offer and not withdrawn as of the time of draw down of the Loan and Yamana has waived any conditions to the Meridian Offer that have not been satisfied. The proceeds from the Loan shall be used by Yamana solely to fund a portion of the cash required to take-up and pay for common shares of Meridian pursuant to the Meridian Offer or to acquire the remaining common shares of Meridian pursuant to the Second Step Transaction. Yamana and Northern Orion agree to negotiate in good faith and use their best efforts to enter into a definitive agreement providing for the Loan (the “Loan Agreement”) on or before the Definitive Agreement Date. The Loan Agreement shall be in form and substance satisfactory to each of Yamana and Northern Orion and shall include customary terms and conditions, including representations and warranties, covenants, conditions for a loan between arm’s length parties and on the terms set out in the term sheet dated the date of this letter agreement. The initial draft of the Loan Agreement shall be prepared by counsel to Yamana.

12.           Meridian Offer:

(a)       Yamana will announce the Meridian Offer on the date hereof (the “Announcement Date”). The consideration (the “Offer Consideration”) to be offered on the Announcement Date for each common share of Meridian pursuant to the Meridian Offer will be C$3.15 in cash plus 2.235 common shares of Yamana, subject to pro ration. Subject to paragraph 12(c) below, Yamana may increase or vary the Offer Consideration in its sole discretion.

Yamana agrees to use its commercially reasonable best efforts to commence the Meridian Offer as soon as practicable and, in any event, within 30 days of the Announcement Date provided that: (i) assurances satisfactory to Yamana, acting reasonably, shall have been received by Yamana that all waivers, rulings or orders necessary for Yamana to make the Meridian Offer and to mail to the shareholders of Meridian the Meridian Offer Circular have been or will be obtained from all applicable securities commissions or other regulatory authorities; (ii) no cease trade order, injunction or other prohibition at law shall exist against Yamana making the Meridian Offer or taking up or paying for shares of Meridian deposited under the Meridian Offer; (iii) no change, effect, event, circumstance, occurrence or state of facts (other than a change, effect, event, circumstance, occurrence or state of facts caused by or within the reasonable control of Yamana) shall have occurred that would render it impossible for one or more of the conditions to the Meridian Offer be satisfied; (iv) no material adverse change in respect of Meridian shall have occurred following the date hereof; (v) Northern Orion shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by Northern Orion prior to the date of commencement of the Meridian Offer including, without limitation, providing Yamana with information pertaining to Northern Orion necessary for completion of the Meridian Offer Circular; and (vi) the representations and warranties of Northern Orion contained in this letter agreement or the Definitive Agreement, as applicable, shall be true and accurate, in all material respects, when made and on and as of the commencement of the Meridian Offer with the same force and effect as if they had been made at the commencement of the Meridian Offer, unless otherwise contemplated in the Disclosure Memorandum.

(b)           Subject to paragraph 12(c) below Yamana shall have exclusive control, in its sole discretion, over all matters relating to the Meridian Offer and the Second Step Transaction (as defined below), including in respect of variations to the Meridian Offer, extensions of the Meridian Offer, termination or withdrawal of the Meridian Offer, determination of conditions of the Meridian Offer and satisfaction or waiver of such conditions and take-up of common shares of Meridian under the Meridian Offer. Yamana shall provide Northern Orion at least two calendar days notice, prior to the date of the Northern Orion Meeting, Post-Amendment Meeting or any adjournment thereof, of any then current intention to extend the expiry date of or otherwise vary the terms of the Meridian Offer and provided that notwithstanding the foregoing, Yamana may extend the expiry date of or otherwise vary the terms of the Meridian Offer at any time including without limitation, following the Northern Orion Meeting or any Post-Amendment Meeting or any adjournment thereof. If, following the Northern Orion Meeting or any Post-Amendment Meeting or any adjournment thereof, Yamana extends the expiry date of or otherwise varies the terms of the Meridian Offer, Northern Orion shall not be restricted from accepting, approving, recommending or entering into any agreement, understanding or arrangement in respect of a Superior Proposal received any time after such meeting provided that Northern Orion has complied with Sections 2 and 3 of Schedule “A”, and if the board of directors of Northern Orion determines in good faith that any such change in the Meridian Offer requires a further vote of Northern Orion shareholders on the Transaction in order for the board of directors of Northern Orion to act in a manner consistent with its fiduciary duties or under applicable laws, Northern Orion shall be entitled to call and hold a further Post-Amendment Meeting.

(c)           Yamana will keep Northern Orion fully informed of all considerations, discussions, and plans of Yamana in respect of Meridian and the Meridian Offer and, without limiting the foregoing, will provide Northern Orion and its advisors all information relating to Meridian and the Meridian Offer (as amended from time to time) that is in the possession or control of Yamana from time to time. Yamana shall consult with Northern Orion and its financial advisors prior to making any increase, variation or extension of the Meridian Offer in such manner and within such time frame as may be reasonably necessary for Northern Orion to adjourn the special meeting of Northern Orion shareholders called to consider the Transaction and for its financial advisors to determine whether any such proposed increase, variation or extension of the Meridian Offer would change the conclusions of any opinion as to the fairness of the Transaction from a financial point of view to shareholders of Northern Orion.

(d)           Yamana shall have exclusive control, in its sole discretion, over and responsibility for all applications for regulatory and stock exchange and Securities Commission approvals, court applications and applications for regulatory relief (including discretionary orders for relief from securities law requirements and cease trade proceedings), Hart-Scott-Rodino, competition, foreign investment and other required or desirable notices and applications for consent, authorization or approval and all other regulatory matters relating to the Meridian Offer and the Second Step Transaction. Yamana shall use its commercially reasonable best efforts to make such applications and notices and obtain such approvals and relief in a timely manner.

(e)           Yamana will organize and coordinate all public relations matters relating to the Meridian Offer and the Second Step Transaction, including press releases, press conferences, conference calls, meetings with investors and analysts and any road show. At the request of Yamana, Northern Orion will use its commercially reasonable best efforts to make its senior executives available to participate in any or all of such events and express their support for the Meridian Offer and the Second Step Transaction.

(f)            If Yamana acquires 66 2/3% or more of the issued and outstanding common shares of Meridian (calculated on a fully-diluted basis) pursuant to the Meridian Offer, following completion of the Meridian Offer, Yamana will use its commercially reasonable best efforts to complete a transaction to acquire all of the remaining issued and outstanding common shares of Meridian not then held by Yamana (the “Second Step Transaction”) as expeditiously as possible. The terms and conditions and the form of such Second Step Transaction will be solely at the discretion of Yamana.

(g)           Subject to paragraph 12(c) above, Yamana shall have carriage of any and all discussions or negotiations with Meridian relating to the Meridian Offer and the Second Step Transaction, as well as any other merger, amalgamation, arrangement, business combination or similar transaction between Yamana and Meridian.

(h)           In the event that Yamana enters into any agreement with Meridian providing for an alternative form of transaction to the Meridian Offer that involves a change in control of, or acquisition of, or merger, amalgamation, arrangement, or business combination with Meridian (a “Converted Consensual Transaction”), the provisions of this agreement that relate to the Meridian Offer shall apply mutatis mutandis to such Converted Consensual Transaction, and the parties agree to amend this agreement and the Loan documentation to the extent necessary to reflect such intent, including but not limited to amending the conditions precedent to draw down of the Loan and completion of the Transaction to reflect the requisite Meridian shareholder approval required for such Converted Consensual Transaction. Yamana shall use its commercially reasonable best efforts to cause Northern Orion to become a party to such agreement and to receive the benefit of the representations, warranties and covenants of Meridian substantially the same as those provide by Meridian to Yamana provided that Northern Orion shall agree to extend to the benefits of representations, warranties and covenants (other than those related to termination rights and termination fee) of Northern Orion to Meridian. If and to the extent that a termination or similar fee shall become payable by Meridian to Yamana in connection with a Converted Consensual Transaction, Northern Orion shall be entitled to a pro rata portion of such fee, based on the relative fully diluted adjusted market capitalization of Northern Orion and Yamana on the Announcement Date.

(i)            Northern Orion acknowledges and agrees that US$200 million of cash and cash equivalents owned by Northern Orion and its affiliates are intended to fund a portion of the Meridian Offer subject to the advance of the Loan or to completion of the Transaction and Northern Orion covenants not to employ such funds for any other purpose until the earlier of (i) the later of the termination of the Definitive Agreement and the Loan Agreement and (ii) the Completion Deadline.

13.           Completion Date:

Yamana and Northern Orion shall use their best efforts to complete the Transaction by December 31, 2007, (the “Completion Deadline”). For greater certainty, in the event that the Transaction has not been completed by the Completion Deadline, each of Yamana and Northern Orion shall be entitled to terminate its obligations hereunder other than any obligations which it may then have pursuant to Schedule “A”.

14.           Completion:

Completion of the Transaction shall take place at the offices of Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario no later than the fifth business day following the date on which all conditions to the completion of the Transaction have been fulfilled to the satisfaction of the party hereto in whose favour such conditions apply (or been waived by such party), or any other place and date agreed to by Yamana and Northern Orion.

15.           Acquisition Proposals:

Northern Orion and Yamana agree to be bound by the covenants and provisions set forth in Schedule “A”.

16.           Termination:

Except for Section 4 of Schedule “A” to this agreement, this agreement may be terminated at any time prior to the Completion Deadline:

(a)           by Northern Orion or Yamana if the Definitive Agreement is not executed on or before the Definitive Agreement Date;

(b)           by mutual written agreement between Northern Orion and Yamana;

(c)           by Yamana if (i) the board of directors of Northern Orion shall have withdrawn or modified in a manner adverse to Yamana, its approval or recommendation of the Transaction (including as contemplated by Section 3 of Schedule “A”) or (ii) the board of directors of Northern Orion shall have approved or recommended an Acquisition Proposal;

(d)           by Northern Orion in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 3 of Schedule “A” and the payment of the Termination Fee required to be paid pursuant to Section 4 of Schedule “A”;

(e)           by Northern Orion or Yamana if the required approval of shareholders of Northern Orion shall not have been obtained at the Northern Orion Meeting or Post-Amendment Meeting, if applicable;

(f)            by Yamana if Northern Orion shall have failed to hold the meeting shareholders of Northern Orion on or before the date required by section 7(c) (or such later date consented to by Yamana), unless such failure results from: (i) delays in obtaining all required regulatory approval that are beyond the control of Northern Orion or delays resulting from any action or inaction of Yamana; or (ii) an adjournment of such meeting for not more than 10 business days due to its obligation to adjourn such meeting in the circumstances described in Schedule “A”;

(g)           by Yamana if there is a material breach by Northern Orion of its covenants under this agreement prior to the Completion Deadline;

(h)           by Northern Orion or Yamana if the required approval of shareholders of Yamana shall not have been obtained at the meeting of shareholders of Yamana;

(i)            by Yamana or Northern Orion if Yamana does not acquire 66 2/3% or more of the issued and outstanding common shares of Meridian (calculated on a fully-diluted basis) pursuant to the Meridian Offer on or before the Completion Deadline;

(j)            by Northern Orion if there is a material breach by Yamana of its covenants under this agreement prior to the Completion Deadline; or

(k)           by Yamana if Yamana’s financial advisor has withdrawn its opinion that the Transaction and the Meridian Offer, considered together, is fair, from a financial point of view, to Yamana or shareholders of Yamana, as a result of any corporate action of Northern Orion permitted or contemplated in the Disclosure Memorandum.

17.           Miscellaneous:

(a)       Costs:  Each of Yamana and Northern Orion shall pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the Transaction including expenses related to the preparation, execution and delivery of this agreement and the documents required hereunder.

(b)       Approvals:

(i)            Yamana hereby represents to Northern Orion that its board of directors has authorized Yamana to proceed with the Transaction on and subject to the terms and conditions set out herein.

(ii)           Northern Orion hereby represents to Yamana that its board of directors has authorized Northern Orion to proceed with the Transaction on and subject to the terms and conditions set out herein.

(c)       Public Announcements:  Yamana and Northern Orion agree to make a joint press release with respect to the Transaction as soon as practicable after the date on which this agreement has become effective and to otherwise coordinate the public disclosure and presentations made by them with respect to the Transaction. Yamana and Northern Orion further agree that there will be no public announcement or other disclosure of the Transaction or of the matters dealt with herein unless they have mutually agreed thereto or unless otherwise required by applicable law or by regulatory instrument, rule or policy based on the advice of counsel. If either Yamana or Northern Orion is required by applicable law or regulatory instrument, rule or policy to make a public announcement with respect to the Transaction, such party hereto will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement.

(d)       Law:  This agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Northern Orion irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

(e)       Amendment:  This agreement may, at any time and from time to time, be amended by written agreement of the parties hereto.

(f)        Assignment:  Neither party hereto may assign its rights or obligations under this agreement without the prior written consent of the other party hereto.

(g)       Binding Effect:  This agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

(h)       Waiver:  Any waiver or release of any of the provisions of this agreement, to be effective, must be in writing and executed by the party hereto granting such waiver or right.

(i)        Confidentiality Agreement:  The parties acknowledge that the transaction contemplated by this agreement is subject to a confidentiality agreement dated May 25, 2007 between Northern Orion and Yamana (the “Confidentiality Agreement”), which agreement shall continue in full force and effect. For greater certainty, this agreement and any discussions in connection therewith shall be treated by the parties hereto as strictly confidential and shall not (without the prior consent of the other party hereto or as contemplated or provided herein) be disclosed by either party hereto to any person other than a director, officer, employee, agent, shareholder or professional advisor of or to that party hereto with a need to know for purposes connected with the Transaction or other matters contemplated by this agreement and then only on a confidential basis and also on the basis that the party concerned will be liable for any breach of confidentiality by a person to whom it makes disclosure. In the event of a conflict between the provisions hereof and any provision of the Confidentiality Agreement, the provisions hereof shall prevail.

(j)         Entire Agreement:  This agreement, including Schedule “A” hereto and the Disclosure Memorandum which form part hereof, together with the Confidentiality Agreement, contains the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings with respect thereto.

Would you kindly signify your acceptance of the terms contained herein by executing the enclosed duplicate copy hereof in the place indicated and thereafter returning such executed copy to Yamana by no later than 6:00 p.m. (Toronto time) on June 27, 2007, failing which this agreement shall be of no force or effect.

YAMANA GOLD INC.

By:	/s/ Peter Marrone
Peter Marrone
Chairman and Chief Executive Officer

Accepted as of this 27th day of June, 2007.

NORTHERN ORION RESOURCES INC.

By:	/s/ David Cohen
David Cohen
President and Chief Executive Officer

SCHEDULE “A”

ACQUISITION PROPOSALS AND TERMINATION FEE

1.             Acquisition Proposals and Superior Proposals

(a)           “Acquisition Proposal” means, other than from Yamana or a subsidiary of Yamana, any bona fide inquiry, proposal or offer made by a party with whom Northern Orion and each of its officers and directors deals at arm’s length regarding a merger, amalgamation, statutory arrangement, share exchange, business combination recapitalization, take-over bid, tender offer, sale or other disposition of all or substantially all of the assets of Northern Orion (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other disposition of all or substantially all of the assets of Northern Orion), reorganization, liquidation, winding-up, sale, issue or redemption of 20% or more of total number of common shares or rights or interests therein or thereto or similar transactions involving Northern Orion and/or its subsidiaries (other than the Transaction or any transaction contemplated by Section 7(f) of the letter agreement);

(b)           “Superior Proposal” means a written Acquisition Proposal made by a third party, directly or indirectly, to acquire all or substantially all of the assets (on a consolidated basis) or not less than 66 2/3% of the common shares of Northern Orion, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, business combination, or otherwise, and that the board of directors of Northern Orion determines in its good faith after consultation with its financial advisors and outside legal counsel (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal and is not subject to any extraordinary due diligence condition(s), (b) is fully financed or is reasonably capable of being fully financed, (c) that is offered or made to all shareholders of Northern Orion on the same terms (d) would in the opinion of the board of directors of Northern Orion acting in good faith if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to shareholders of Northern Orion, from a financial point of view, than the terms of the Transaction;

(c)           “Yamana Corporate Action” means, except in connection the transactions contemplated in the letter agreement including, without limitation, the Transaction and the Meridian Offer: (i) the sale, pledge, disposition of or encumbrance of any material assets of Yamana in an amount in excess of $50,000,000; (ii) the acquisition by Yamana of any material assets in an amount in excess of $50,000,000; (iii) incurring any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities by Yamana in an amount in excess of $50,000,000 net of cash and cash equivalents held by Yamana and its affiliates except for the purpose of funding the cash portion of the Offer Consideration; (iv) the amendment of the constating documents of Yamana; or (v) the issue, grant, sale or pledge of shares of Yamana, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of Yamana (other than common shares issuable upon the exercise of currently outstanding options and warrants), representing more than 10% of the outstanding shares of Yamana.

2.             Covenants Regarding Non-Solicitation

(a)           Northern Orion shall, and shall direct and cause its officers, directors, employees, representatives, advisors and agents and its subsidiaries and their representatives, advisors, agents, officers, directors and employees to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Northern Orion and Northern Orion shall request the return of information regarding Northern Orion and its subsidiaries previously provided to such parties and shall request the destruction of all materials including or incorporating any confidential information regarding Northern Orion and its subsidiaries. Northern Orion agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Northern Orion further agrees not to release any third party from any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound.

(b)           Subject to Section 3 of this Schedule or unless permitted pursuant to Section 2, Northern Orion agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents of Northern Orion or its subsidiaries, directly or indirectly, to:

(i)            make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of furnishing information, permitting any visit to facilities or properties of Northern Orion or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(ii)           participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

(iii)          remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this paragraph (b)(iii));

(iv)          withdraw, modify, qualify or change in a manner adverse to Yamana, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to Yamana the approval, recommendation or declaration of advisability of the board of directors of Northern Orion of the Transaction (a “Change in Northern Orion Recommendation”) (it being understood that failing to affirm the approval or recommendation of the board of directors of Northern Orion of the Transaction within 15 days after an Acquisition Proposal has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within two business days of being requested to do so by Yamana, shall be considered an adverse modification);

(v)           enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring Northern Orion to abandon, terminate or fail to consummate the Transaction or providing for the payment of any break, termination or other fees or expenses to any person in the event that Northern Orion or any of its subsidiaries completes the Transaction or any other transaction with Yamana or any of its affiliates agreed to prior to any termination of this letter agreement; or

(vi)          make any public announcement or take any other action inconsistent with the recommendation of the board of directors of Northern Orion to approve the Transaction.

Notwithstanding the foregoing part of this paragraph (b) and any other provisions of this letter agreement:

(A)          The board of directors of Northern Orion may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged after the date of this letter agreement and did not otherwise result from a breach of this Section 2 and that the board of directors of Northern Orion determines in good faith, after consultation with its financial advisor and outside legal counsel may constitute a Superior Proposal provided, however, that prior to taking any such action the board of directors of Northern Orion determines in good faith, after consultation with outside counsel that it is necessary for the board of directors of Northern Orion to take such action in order to discharge properly its fiduciary duties, and Northern Orion obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the confidentiality agreement between the parties hereto, and otherwise on terms no more favourable to such person than such confidentiality agreement including a standstill provision at least as stringent as contained in such confidentiality agreement provided that it shall not preclude such person from making a Superior Proposal. Northern Orion shall not consider, negotiate, accept, approve or recommend an Acquisition Proposal or provide information to any person proposing an Acquisition Proposal, in each case within 11 days after the date of the approval of the Transaction of the shareholders of Northern Orion except in circumstances where after such approval Yamana extends or otherwise varies the Meridian Offer. If Northern Orion receives a request for material non-public information from a person who proposes to make an Acquisition Proposal and the board of directors of Northern Orion determines in good faith that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal and provided that Northern Orion obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the confidentiality agreement between the parties hereto, and otherwise on terms no more favourable to such person than such confidentiality agreement including a standstill provision at least as stringent as contained in such confidentiality agreement provided that it shall not preclude such person from making a Superior Proposal, Northern Orion is permitted to provide such person with access to information regarding Northern Orion; provided that Northern Orion sends a copy of any such confidentiality agreement to Yamana promptly upon its execution and Yamana is provided with a list of the information provided to such person and is immediately provided with access to similar information to which such person was provided;

(B)           Northern Orion may discuss, negotiate and enter into a term sheet, letter of intent or agreement for the direct or indirect transfer, sale or other disposition of the assets comprising the Agua Rica project, or an interest therein, in the circumstances described in the Disclosure Memorandum subject to the conditions therein; and

(C)           Nothing contained in this Section 2 shall prohibit the board of directors of Northern Orion from making a Change in Northern Orion Recommendation or from making any disclosure to Northern Orion shareholders if, in the good faith judgment of the board of directors, after consultation with outside counsel, such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable laws, provided that in the case of a proposal to make a Change in

Northern Orion Recommendation that does not relate to a Superior Proposal and except as may otherwise be necessary for the board of directors of Northern Orion to act in a manner consistent with its fiduciary duties, not less than 48 hours before the board of directors of Northern Orion considers any such proposal Northern Orion shall give Yamana written notice of such proposal and promptly advise Yamana of the board of directors’ intention to consider such proposal.

The foregoing shall not relieve Northern Orion from its obligation to proceed to call and hold a special meeting of shareholders of Northern Orion and to hold the vote on the resolution approving the Transaction, except in circumstances where this letter agreement is terminated in accordance with the terms hereof. In the event that a Change in Recommendation is solely as a result of (i) an increase in the Offer Consideration or (ii) a Yamana Corporate Action, in either case, within 10 days prior to the date of the Northern Orion Meeting or Post-Amendment Meeting, Northern Orion may adjourn such meeting to a date that is not more than 15 days after the original date of such meeting, unless a later date is required by applicable law; and

(D)          Nothing contained in this section 2 shall prohibit the board of directors of Northern Orion from distributing a circular in compliance with applicable Canadian and U.S. securities laws in response to a take-over bid, provided however that the board of directors of Northern Orion shall not, except as permitted by Section 2 or 3 of this Schedule “A”, withdraw or modify, or propose to withdraw or modify, its recommendation with respect to the Transaction or approve or recommend or propose to approve or recommend an Acquisition Proposal.

(c)           From and after the date of this letter agreement, Northern Orion shall promptly (and in any event within 24 hours) notify Yamana, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, or any request for non-public information relating to Northern Orion or any of its subsidiaries. Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as Yamana may reasonably request. Northern Orion shall keep Yamana fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(d)           Northern Orion shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors, employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 2, and it shall be responsible for any breach of this Section 2 by such officers, directors, financial advisors or other advisors or representatives.

3.             Right to Accept a Superior Proposal

(a)           If Northern Orion has complied with Section 2 of this Schedule with respect thereto, Northern Orion may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal received prior to the date of approval of the Transaction by shareholders of Northern Orion, or after the date which is 11 days after the approval of the Transaction by the shareholders of Northern Orion at the Northern Orion Meeting or at the Post-Amendment Meeting, as applicable, or as permitted pursuant to section 12(b) of the letter agreement, and terminate this letter agreement if, and only if (with the exception of a confidentiality agreement the execution of which shall not be subject to the conditions of this Section 3), (i) Northern Orion has provided Yamana with a copy of the Superior Proposal document, (ii) Northern Orion has provided Yamana with the information regarding such Superior Proposal required under Section 2(c); (iii) Northern Orion’s board of directors has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the board of directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this letter agreement and to approve or recommend such Superior Proposal, (iv) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Northern Orion or any of its subsidiaries completes the transactions contemplated by this letter agreement or any similar other transaction with Yamana or any of its affiliates agreed to prior to any termination of this letter agreement and (v) four business days shall have elapsed from the later of the date Yamana received written notice (a “Superior Proposal Notice” advising Yamana that Northern Orion’s board of directors has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to this Section 3, and the date Yamana received a copy of such Superior Proposal document. In the event that Northern Orion provides Yamana with a Superior Proposal Notice on a date that is less than seven business days prior to a Northern Orion Meeting or Post-Amendment Meeting, Northern Orion shall, at the request of Yamana, adjourn such meeting to a date that is not less than five business days and not more than 15 days after the date of the Superior Proposal Notice. If the Northern Orion Circular has been sent to shareholders of Northern Orion prior to the expiry of the four business day period set forth in this Section 3(c) and, during such period, Yamana requests in writing that the special meeting of Northern Orion shareholders proceed, unless otherwise ordered by a court, Northern Orion shall continue to take all reasonable steps necessary to hold the special meeting of Northern Orion shareholders and to cause the Transaction to be voted on at such meeting.

(b)           During the four business day period referred to in Section 3(a)(v) of this Schedule “A”, Northern Orion agrees that Yamana shall have the right, but not the obligation, to offer in writing to amend the terms of this letter agreement. The board of directors of Northern Orion will review any written proposal by Yamana to amend the terms of this letter agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Yamana’s amended proposal upon acceptance by Northern Orion would result in such Superior Proposal ceasing to be a Superior Proposal. If the board of directors of Northern Orion so determines, it will enter into an amended agreement with Yamana reflecting Yamana’s amended proposal. If the board of directors does not so determine, Northern Orion may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject only to section 4 of this Schedule “A”.

(c)           Northern Orion also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under clause (v) of Section 3(a) of this Schedule to initiate an additional four business day notice period.

4.             Termination Fee

4.1          Northern Orion shall pay or cause to be paid to Yamana a termination fee of C$35 million in immediately available funds (the “Termination Fee”) if:

(a)           Yamana shall terminate this letter agreement as a result of any action of the board of directors of Northern Orion pursuant to Section 16(c) of the letter agreement, provided that: (A) where such action is a Change in Northern Orion Recommendation permitted by Section 2(b)(C) of this Schedule “A” and such Change in Recommendation is solely as a result of (i) an increase in the Offer Consideration; (ii) Yamana Corporate Action; or (iii) both, no Termination Fee shall be payable; and (B) where such action is a Change in Northern Orion Recommendation solely as a result of a transaction involving the Agua Rica project and such Change in Northern Orion Recommendation is permitted by Section 2(b)(C) of this Schedule “A” and the Disclosure Memorandum, the sum of the Termination Fee and C$15 million shall be payable to Yamana;

(b)           Northern Orion shall terminate this letter agreement in order to enter into a definitive written agreement with respect to a Superior Proposal pursuant to Section 16(d) of the letter agreement;

(c)           either Northern Orion or Yamana shall terminate this letter agreement pursuant to Section 16(e) of the letter agreement in circumstances where the resolution approving the Transaction has not received the required approval of the shareholders of Northern Orion at the Northern Orion Meeting or Post-Amendment Meeting, as applicable, and: (A) a bona fide Acquisition Proposal has been publicly announced or made by any Person other than Yamana prior to the special meeting of shareholders of Northern Orion and not publicly withdrawn more than five business days prior to the special meeting of shareholders of Northern Orion, and (B) Northern Orion enters into an agreement with respect to an Acquisition

Proposal or an Acquisition Proposal is consummated, after the date of this letter agreement and prior to the expiration of 6 months following termination of this letter agreement;

(d)           Yamana shall terminate this letter agreement pursuant to Section 16(f) of the letter agreement due to the fault of Northern Orion failing to submit the Transaction for approval by the shareholders of Northern Orion on or before the date that is required by section 7(c) of the letter agreement, unless such failure is due to any of the circumstances described in section 16(f), or an order of a court;

(e)           Yamana shall terminate this letter agreement pursuant to Section 16(g) of the letter agreement as a result of the material breach of the covenants of Northern Orion set out in this Schedule “A”; or

(f)            Yamana shall terminate this letter agreement in circumstances described in Section 16(k) of the letter agreement and Northern Orion enters into an agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated, after the date of this letter agreement and prior to the expiration of 6 months following termination of this letter agreement.

4.2          The Termination Fee (or in the circumstances described in subparagraph 4.1 (a)(B), the sum of the Termination Fee and C $15 million) shall be paid to Yamana, in the case of termination in accordance with subparagraphs 4.1(a), (b), (d), or (e) above, concurrently with such termination; and in the circumstances set forth in 4.1(c) and (f) above, at the time the Acquisition Proposal is completed. Northern Orion hereby acknowledges that the Termination Fee amount set out in subparagraph 4.1 (or in the circumstances described in subparagraph 4.1 (a)(B), the sum of the Termination Fee and C$15 million) is a payment of liquidated damages which is a pre-estimate of the damages which Yamana will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Transaction and is not a penalty. Northern Orion hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of such amount by Yamana, Yamana shall have no further claim against the other in respect of the failure to complete the Transaction, provided that nothing herein shall preclude Yamana from seeking injunctive relief to restrain any breach or threatened breach by the other of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection herewith.